FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2002

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X          Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

January 15, 2003

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	15,800,396
ADD:	Stock Options Exercised	69,100
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants	20,500
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	15,889,996

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				1,057,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Dec. 6/02*	Charlie Cheng	Dec. 5/07	$6.90	20,000
	Dec. 6/02*	E. Blair Lockhart	Dec. 5/07	$6.90	10,000
	Dec. 6/02*	Laura Bennetto	Dec. 5/07	$6.90	2,000
	Dec. 6/02*	Bryn Parker	Dec. 5/07	$6.90	2,000
	Dec. 13/02*	Alana McFarlane	Dec. 12/07	$7.00	2,000
	Dec. 23/02	Eva Rosa Rondon	Dec. 22/07	$10.25	500
				SUBTOTAL	36,500

*

Stock Options are subject to shareholder and regulatory approval.  Shareholder approval will be requested at the Company’s 2003 Annual General Meeting .

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Exercised
Mar. 16/98	Nigel Luckman	Mar. 15/03	$4.35	2,500
Mar. 16/98	Robert Rollings	Mar. 15/03	$4.35	1,000
Oct. 8/98	Richard Mazur	Oct. 7/03	$3.90	25,000
Mar. 16/98	Christopher Wong	Mar. 15/03	$4.35	2,500
Oct. 8/98	Murray Gordon	Oct. 7/03	$3.90	25,000
Mar. 16/98	John Bradford	Mar. 15/03	$4.35	2,000
Mar. 16/98	Susy Horna	Mar. 15/03	$4.35	1,100
Nov. 24/98	Murray Gordon	Nov. 23/03	$5.30	10,000
			SUBTOTAL	(69,100)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,628,900

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)		(500)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		0

All information reported in this Form is for the month of December 2002

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	January 8, 2003

DRILLING COMMENCES

SPECTACULAR GOLD GRADES TUNNEL XG 15

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

December 3, 2002

Vancouver, BC - Southwestern Resources Corp. (SWG-T) is pleased to announce that a first phase 2,000 metre diamond drilling program has commenced on the Boka Gold Project in Yunnan Province, China.  Boka is located about 240km north of the capital city of Kunming and is accessible by paved and gravel road.  Recent tunnel sampling conducted by the Company returned spectacular results from Tunnel XG-15 of 34.5 metres grading 75.2 grams per tonne gold.  The Boka Gold Project is a joint venture between the Company and Team 209 of the Yunnan Nuclear Industry.  Southwestern can earn a 90% interest in the project for certain exploration expenditures and cash payments over a fouryear period.

Exploration work by the Company has been concentrated on the Boka 1 Gold Zone which is part of a 25 kilometer long gold system associated with ductile-brittle shear zones in thrust faults within Middle Proterozoic carbonaceous shales and calcareous siltstones.  The mineralization is  associated with quartz-pyrite alteration and may be related to gabbro intrusions.  At Boka 1, 134 tunnels have been excavated along a gold zone extending for 1400 metres in strike and exposed for 150 metres vertical along a west facing slope.  Tunneling has shown that the gold mineralization continues down dip for at least 200 metres and is open in all directions.  The Boka 8 gold occurrence is located 3 kilometres east of Boka 1 within the same stratigraphy and structure. Drilling will test to see if these are part of the same zone.

The Company has surveyed all the tunnels and collected over 700 channel rock chip samples in selective tunnels.  This sampling program is continuing and the Company is also excavating it’s own exploration tunnels.  Results have been received for a portion of the sample set and spectacular gold grades occur in samples collected from tunnel XG-15.  Sample results received to date are listed in the following tables.

Tunnel #	Elevation (metres)	Distance from Tunnel Opening (metres)		Interval (metres)	Assay (grams/tonnes)
		from	to		gold	silver
XG-15	1690.6	55.0	57.5	2.5	6.1	0.4
	1689.0	57.5	60.5	3.0	3.2	0.3
	1688.0	60.5	63.5	3.0	127.9	26.2
	1687.5	63.5	66.5	3.0	36.9	53.9
	1685.5	66.5	69.5	3.0	19.1	18.9
	1684.5	69.5	71.5	2.0	10.6	1.0
	1682.7	71.5	74.0	2.5	43.9	19.6
	1681.0	74.0	76.5	2.5	36.7	14.5
	1679.3	76.5	78.5	2.0	5.8	1.1
	1678.7	78.5	80.5	2.0	9.3	0.9
	1678.1	80.5	82.5	2.0	100.2	23.3
	1677.5	82.5	84.5	2.0	173.8	27.8
	1676.5	84.5	86.5	2.0	45.8	13.5
	1675.4	86.5	89.5	3.0	374.4	117.1
		55	89.5	34.5	75.2	25.3

XG-13	1683.6	72.0	73.5	1.5	0.43	0.3
	1683.6	73.5	75.5	2.0	0.40	0.2
	1683.7	75.5	77.5	2.0	2.6	0.5
	1683.8	77.5	79.5	2.0	0.3	0.4
	1683.0	79.5	81.5	2.0	1.0	0.6
	1682.2	81.5	85.2	3.7	1.2	0.8
	1680.7	85.2	88.5	3.3	2.9	0.7
	1680.7	88.5	90.5	2.0	18.5	4.1
	1680.3	90.5	92.5	2.0	11.6	4.1
	1679.9	92.5	95.0	2.5	1.0	0.8
	1679.0	95.0	98.0	3.0	7.4	0.9
	1678.0	98.0	100.5	2.5	3.9	0.5
	1677.2	100.5	102.3	1.8	8.7	1.2
	1676.5	102.3	104.5	2.2	5.6	2.3
	1676.5	104.5	106.5	2.0	18.7	9.4
	1676.5	106.5	108.5	2.0	4.9	4.5
	1676.5	108.5	111.5	3.0	2.0	0.6
		72.0	111.5	39.5	5.0	1.7

Tunnel #	Elevation (metres)	Distance from Tunnel Opening (metres)		Interval (metres)	Assay (grams/tonnes)
		from	to		gold	silver
XG-24	1716.5	8.0	11.0	3.0	1.3	0.9
	1716.6	11.0	14.0	3.0	16.8	6.9
	1716.6	14.0	17.0	3.0	0.4	0.3
	1715.6	17.0	20.0	3.0	10.9	2.2
	1714.5	20.0	23.0	3.0	63.0	11.7
		8.0	23.0	15.0	18.5	4.4

G3	1827.2	0	2.7	2.7	3.9	0.9
	1827.2	2.7	5.0	2.3	22.4	4.4
	1827.0	5.0	7.0	2.0	1.4	1.0
	1827.4	7.0	10.0	3.0	16.5	2.4
	1827.4	10.0	13.0	3.0	3.3	0.9
		0	13.0	13.0	9.6	1.9

K3	1832.6	19	22	3.0	1.9	0.7
	1832.6	22	25	3.0	0.6	0.2
	1832.6	25	28	3.0	0.4	0.3
	1832.6	28	31	3.0	1.7	0.2
	1832.6	31	33	2.0	4.0	0.9
	1832.6	33	36	3.0	1.2	0.4
		19	36	17.0	1.5	0.4

Tunnel #	Elevation (metres)	Distance from Tunnel Opening (metres)		Interval (metres)	Assay (grams/tonnes)
		from	to		gold	silver
XG 40	1831.8	0	2	2.0	1.9	0.9
	1831.8	2	4	2.0	4.3	1.7
	1831.8	4	7	3.0	5.0	1.3
	1831.8	7	10	3.0	1.1	0.4
	1831.8	10	12	2.0	0.7	0.4
	1831.8	12	14	2.0	0.1	0.2
	1831.8	14	16	2.0	4.0	2.9
	1831.8	16	19	3.0	0.4	0.5
	1831.8	19	22	3.0	2.1	0.9
	1831.8	22	24	2.0	1.1	0.4
	1831.8	24	26	2.0	5.2	1.8
	1831.8	26	29	3.0	1.6	0.6
	1831.8	29	32	3.0	1.0	1.0
	1831.8	32	34	2.0	8.6	0.3
	1831.8	34	37	3.0	0.9	0.8
	1831.8	37	40	3.0	1.8	0.8
	1831.8	40	42	2.0	1.6	0.8
	1831.8	42	45	3.0	0.3	0.8
	1831.8	45	48	3.0	1.5	0.9
	1831.8	48	51	3.0	5.0	0.9
	1831.8	51	53	2.0	2.6	0.7
	1831.8	53	56	3.0	2.7	0.8
	1831.8	56	58	2.0	3.3	5.0
	1831.8	58	61	3.0	4.3	1.4
	1831.8	61	63	2.0	2.3	1.4
		0	63	63	2.5	1.1

Tunnel #	Elevation (metres)	Distance from Tunnel Opening (metres)		Interval (metres)	Assay (grams/tonnes)
		from	to		gold	silver
PD-6	1793.2	45	48	3.0	4.4	0.5
	1793.2	48	50	2.0	0.2	0.2
	1793.2	50	53	3.0	10.4	1.0
	1793.2	53	56	3.0	2.8	0.4
	1793.2	56	58	2.0	0.1	0.7
	1793.2	58	61	3.0	0.1	0.1
	1793.3	61	63	2.0	3.9	0.6
	1793.3	63	66	3.0	0.4	0.6
	1793.4	66	68	2.0	0.4	1.0
	1793.4	68	71	3.0	18.0	10.2
	1793.4	71	74	3.0	1.1	0.3
	1793.5	74	77	3.0	1.1	0.2
	1793.5	77	79	2.0	1.4	0.2
	1793.5	79	81	2.0	8.1	1.0
	1793.5	81	84	3.0	0.1	0.2
	1793.5	84	88	4.0	0.1	0.1
	1793.5	88	91	3.0	2.3	1.1
	1793.6	91	94	3.0	38.6	7.1
	1793.6	94	96.4	2.4	1.1	0.6
		45	96.4	51.4	5.2	1.4

XG 40 B	1830	0	2	2.0	5.5	9.2
	1830	2	4	2.0	1.0	3.6
	1830	4	7	3.0	8.2	3.1
	1830	7	9	2.0	9.5	2.8
	1830	9	11	2.0	1.5	1.4
	1830	11	13	2.0	2.3	2.1
	1830	13	15	2.0	8.9	4.0
	1830	15	17	2.0	2.8	4.1
		0	17	17.0	5.1	3.7

Rock samples collected in the tunnels were continuous panel samples taken from tunnel walls and are believed to be representative.  Panning of samples has shown the presence of both coarse native gold and fine native gold.  All samples collected were heavily oxidized.  Individual sample intervals ranged from 1.5 metres to 4 metres.  Results of tunnel sampling to date clearly show widespread distribution of high grade gold.  Results for an additional six tunnels in the Boka 1 north zone are pending and will be reported when received.  Sampling of tunnels in the Boka 1 south zone has commenced.

There are 10 known gold zones within the Boka Project Area, all of which occur within a 25 kilometre long structural zone confined to a specific stratigraphic horizon.  The mineralized horizon trends north-south and dips from 5 degrees to 50 degrees towards the east.  Alteration, structure and host rocks are similar to those in giant gold deposits such as Muruntau and Sukoi Log.

Once the initial 2,000 metre drill program is completed, the Company plans to mobilize a further two drill rigs to Boka in January and start a major drilling program.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the tunnel samples and the drill core.  Samples are crushed to minus 80 mesh and pulverized to minus 200mesh at Team 209’s sample preparation lab.  The Company has inspected the laboratory facility and found its procedures to meet with industry standards.

The pulps are sent to the Longfang Institute of Geochemical and Geophysical Exploration, a well regarded analytical laboratory in Longfang, Hebei Province, approximately 60 kilometres from Beijing.  Samples are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  In addition, the Company plans to ship core for preparation and analysis at ALS Chemex.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.

Visit the Company’s website at www.swgold.com to view Boka maps.

Southwestern Resources Corporation is exploring in several countries for precious and base metals.  The Company has a number of significant joint ventures.  Southwestern also explores for diamonds through its 39% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

BOKA GOLD PROJECT UPDATE

YUNNAN PROVINCE, CHINA

December 11, 2002

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) has prepared the following update on its exploration of the Boka Gold Project, Yunnan Province, China, a joint venture between the Company and Team 209 of the Yunnan Nuclear Industry.  Southwestern can earn a 90% interest in the project for certain exploration commitments and cash payments over a four year period.

The first diamond drill hole to test the Boka mineralization is currently underway.  An initial drill program of at least 2,000 metres is targeting the favourable stratabound mineralized horizon that has attracted artisanal miners to develop more that 130 tunnels (adits) into the mountainside since gold was discovered in the area two years ago.  A second drill rig will be mobilized to the property by end of December and a third drill rig is being permitted and will be mobilized to the project early in the new year.

Gold mineralization is hosted by Middle Proterozoic carbonaceous shales and calcareous siltstones within a stratabound thrust zone of ductile-brittle shearing characterized by extensive multi-phase breccia/shear development and accompanied by quartz-carbonate and sulphide (pyrite) replacement.  The zone is exposed along the west face of a north trending ridge and is parallel to regional north-south rift structures.

In the area of Boka 1, the stratabound mineralized zone is exposed for approximately 150 to 180 metres along the dip-slope of the ridge and follows the steep contours of the ridge along strike for more than 1400 metres.  Artisanal miners have accessed the Boka 1 mineralization in 134 tunnels driven into the zone at various elevations and along the entire 1400 metre strike exposure.  The ongoing sampling and mapping programs have confirmed that these tunnels both crosscut the general trend of mineralization and run parallel to the mineralization.  Tunnel lengths vary from about 20 metres to 200 metres.  From observations within the many tunnel access points, the mineralized-stratabound zone appears to be dipping into the hill at between 40° and 45°, giving a calculated true width for the zone of between 90 metres and 140 metres.  The tunnel sampling in XG-15 (see News Release dated December 3, 2002) cuts across the mineralization and was still in mineralization at the end of the tunnel.  The heavily oxidized massive sulphide replacement mineralization sampled in XG-15 is believed to have a true width of about 22 metres and remains open.

From tunnel and surface trench assay data released previously (see News Releases dated September 3 and October 7, 2002), it is clear that the mineralization at Boka 1 is stratabound and that the gold grade within the stratabound horizon is highly variable with higher and lower grade sections and in some places barren zones.

To date, the Company has taken more than 1,100 samples from outcrop, tunnels and in trenches at Boka 1.  Two News Releases dated September 3 and December 3, 2002 report all of the assays received to date.  Currently, more than 450 tunnel samples have been submitted for assay, and tunnel sampling continues.  Three of the existing tunnels are being extended by the Company and three new exploration tunnels have been started by the Company. The first diamond drill hole is in progress and together with the tunnel sampling will help to define the nature and extent of the Boka 1 mineralization.  Results from both the tunnel samples and the drilling will be released when available.  The attached map illustrates the location of tunnels reported to date together with the location of the initial drill hole.

There are 10 known gold zones within the Boka Project Area, all of which occur within a 25 kilometre long structural zone and confined to a specific stratigraphic horizon.  The mineralized horizon trends north-south parallel to regional rifts and dips from 5° to 50° to the east.  Exploration of known mineralization outside of the Boka 1 zone will continue in the new year.

QUALITY CONTROL

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the tunnel samples and the drill core.  Samples are crushed to minus 80 mesh and pulverized to minus 200 mesh at Team 209’s sample preparation lab.  The Company has inspected the laboratory facility and found its procedures to meet with industry standards.  In the future, all tunnel and drill core samples will be shipped directly to Langfang for sample preparation.  Selective samples will also be shipped directly to ALS Chemex for preparation and analysis.

The pulps are sent to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.  Samples are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  Sampling of the drill core from the initial drill program will include delivering a ¼ split of the entire core in security sealed bags for preparation and analysis at ALS Chemex Labs in Vancouver.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.

The exploration program is being carried out by Dr. Charlie Cheng, Ph.D (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM), President of Southwestern Resources Corp.

The Company’s website (www.swgold.com) contains plan and longitudinal sections of the Boka 1 zone and a number of photographs showing the typical distribution of tunnels within the mineralized horizon.

Southwestern Resources Corporation is exploring in several countries for precious and base metals.  The Company has a number of significant joint ventures.  Southwestern also explores for diamonds through its 36% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

Southwestern Implements New Share Purchase Program

December 23, 2002

Vancouver, B.C.-  Southwestern Resources Corp. (SWG-T) today announced its intention to acquire up to 1,000,000 shares of the Company, less than 10% of the Company’s public float of 10,976,296 shares, by purchasing its own shares through the facilities of The Toronto Stock Exchange at prevailing market prices.  As The Exchange has accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid, purchases may occur between December 27, 2002 and December 26, 2003.

Management is of the opinion that the shares of Southwestern are undervalued in the current market and current share prices do not reflect its strong balance sheet and portfolio of highly prospective exploration properties. The Company intends to hold all shares acquired under the issuer bid for cancellation or possible resale at a later date.

Directors and senior officers of the Company are not aware of any previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company, nor do any of them have the present intention to sell shares of the Company during the Normal Course Issuer Bid.

The Company is limited, pursuant to the policies of The Toronto Stock Exchange on issuer bids, to purchase not more than 317,429 shares (2% of the Company’s 15,871,496 outstanding shares, as calculated by the Exchange) during any 30-day period.  Shares purchased pursuant to the Normal Course Issuer Bid by the Company will be acquired at a price that is not higher than the last independent trade of a board lot of common shares of the Company.

The Company has purchased 181,300 shares pursuant to its current share purchase program, which will expire on December 26, 2002, and owns 658,200 of its shares purchased under share purchase programs through the facilities of The Toronto Stock Exchange.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  Southwestern also explores for diamonds through its 36% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650-701 West Georgia Street, Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com